Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

19 April 2013

PRIMA BIOMED QUARTERLY RESULTS AND CONFERENCE CALL

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today released its Appendix 4C – Quarterly Report for the three month period ending 31 March 2013. The Company had A$25.18 million in cash and term deposits as of the end of the quarter. The majority of funds spent during the quarter are related to development activities of Prima’s lead product CVacTM.

Prima’s management will hold a conference call to present its quarterly results as well as explain the details of the Share Purchase Plan offer currently open to Australian and New Zealand shareholders of record as of 28 March 2013.

The call is scheduled for Wednesday, the 24th of April 2013 at 9:00am (Sydney local time). This corresponds to Tuesday, the 23rd of April at 7:00pm U.S. Eastern daylight time. The conference call dial-in numbers are as follows:

Australia Toll Free	1 800 131 617
Australia Alternate Toll Free	1 800 838 758
Canada/USA	1 855 624 0077
Germany	0800 183 0918

The call will also be audio webcast with additional supplemental slides available via http://services.choruscall.com/links/primabiomed130422.html. Before launching the webcast, it is recommended to click on the link and then on “test your systems configuration.”

A replay and a transcript of the teleconference will be available through Prima’s website following the live event.

Prima BioMed Ltd

Level 7, 151 Macquarie Street, Sydney 2000

Ph: +61 (0) 2 9276 1224 Fax: +61 (0) 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd

Level 7, 151 Macquarie Street, Sydney 2000

Ph: +61 (0) 2 9276 1224 Fax: +61 (0) 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Appendix 4C – 3rd Quarter

Quarterly Report

For Entities Admitted on the Basis of Commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:

Prima BioMed Ltd (ASX:PRR)

ABN:	Quarter Ended (“Current Quarter”)
90 009 237 889	31 March 2013

Consolidated Statement of Cash Flows

	Current Quarter	Year-to-Date
Cash flows related to operating activities	$A’000	$A’000
1.1 Receipts from customers	—	3
1.2 Payments for
(a) staff costs	(806)	(2,927)
(b) advertising and marketing	(50)	(205)
(c) research and development	(2,687)	(9,276)
(d) leased assets	—	—
(e) other working capital	(1,296)	(3,068)
1.3 Dividends received	—	—
1.4 Interest and other items of a similar nature received	481	1,165
1.5 Interest and other costs of finance paid	—	—
1.6 Income taxes expense	(42)	(42)
1.7 Other – (R&D tax refund, grants received)	1,543	1,591

Net operating cash flows	(2,857)	(12,759)

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

	Current Quarter $A’000	Year-to-Date $A’000
1.8 Net operating cash flows (carried forward)	(2,857)	(12,759)

Cash flows related to investing activities

1.9 Payment for acquisition of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	(1)	(56)
(e) other non-current assets	—	—
1.10 Proceeds from disposal of:
(a) businesses (item 5)	—	—
(b) equity investments	—	—
(c) intellectual property	—	—
(d) physical non-current assets	—	—
(e) other non-current assets	—	—
1.11 Loans to other entities	—	—
1.12 Loans repaid by other entities	—	—
1.13 Other (provide details if material)	—	—

Net investing cash flows	(1)	(56)

1.14 Total operating and investing cash flows	(2,858)	(12,815)

Cash flows related to financing activities

1.15 Proceeds from issues of shares, options, etc.	—	—
1.16 Transfer of shares	—	—
1.17 Proceeds from borrowings net finance costs	—	—
1.18 Repayment of borrowings	—	—
1.19 Dividends paid	—	—
1.20 Other - capital raising costs	—	—
Net financing cash flows	—	—

Net increase (decrease) in cash held	(2,858)	(12,815)

1.21 Cash at beginning of quarter/year to date	28,069	38,037
1.22 Exchange rate adjustments to item 1.21	(32)	(43)

1.23 Cash at end of quarter	25,179	25,179

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

Current Quarter $A’000
1.24 Aggregate amount of payments to the parties included in item 1.2	198
1.25 Aggregate amount of loans to the parties included in item 1.11	—

1.26 Explanation necessary for an understanding of the transactions
Directors’ fees and consulting fees at normal commercial rates

Non-Cash Financing and Investing Activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated Assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing Facilities Available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount Available $A’000	Amount Used $A’000
3.1 Loan facilities	—	—
3.2 Credit standby arrangements	—	—

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current Quarter $A’000	Previous Quarter $A’000
4.1 Cash on hand and at bank	10,546	10,632
4.2 Deposits at call	4,633	392
4.3 Bank overdraft	—	—
4.4 Other (Term Deposit)	10,000	17,045

Total: Cash at end of quarter (item 1.23)	25,179	28,069

Acquisitions and Disposals of Business Entities

	Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	—	—
5.2 Place of incorporation or registration	—	—
5.3 Consideration for acquisition or disposal	—	—
5.4 Total net assets	—	—
5.5 Nature of business	—	—

Compliance Statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign Here:		Date: Friday 19th April 2013

Company Secretary
Print Name:	Deanne Miller

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

	•	6.2	- reconciliation of cash flows arising from operating activities to operating profit or loss

	•	9.2	- itemised disclosure relating to acquisitions

	•	9.4	- itemised disclosure relating to disposals

	•	12.1(a)	- policy for classification of cash items

	•	12.3	- disclosure of restrictions on use of cash

	•	13.1	- comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889